ELECTROMAGNETIC SCIENCES, INC.
AND SUBSIDIARIES

Exhibit 11.1
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Statement re:  Computation of Per Share Earnings
(In thousands, except net earnings per share)

                                            Three months ended      Nine months ended
                                               September 30           September 30
                                             1994       1993        1994        1993

Common and common equivalent shares:

Weighted average shares outstanding
 of common stock                            6,773      6,710       6,752       6,707

Dilutive effect of outstanding common
 stock options (as determined by the
 treasury stock method using the
 average market price for the period)         237          0         252         149

      Total common and common
         equivalent shares                  7,010      6,710       7,004       6,856


For purposes of calculating primary
earnings (loss) per share, the Company's proportionate share of the net earnings
(loss) of LXE Inc. has been adjusted to
reflect the dilutive effect of LXE's
outstanding stock options. Following is a summary of net earnings (loss) applicable to earnings (loss) per common and common equivalent share:

Net earnings excluding LXE Inc.           $   329        335         495         659

Adjusted proportionate share of
 net earnings (loss) of LXE Inc.              765     (1,102)      1,927        (222)

    Total net earnings (loss) applicable
    to earnings (loss) per common and
    common equivalent share               $ 1,094       (767)      2,422        (437)

Net earnings (loss) per common and
 common equivalent share                  $   .16       (.11)        .35         .06
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